FIRST UNITED ETHANOL, LLC
2 West Broad Street
Camilla, GA 31730
(229) 522-2822
May 26, 2006
VIA FEDERAL EXPRESS PRIORITY OVERNIGHT
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	First United Ethanol, LLC Responses to initial comments on Pre-Effective Amendment No. 2 to Registration Statement on SB-2 filed May 3, 2006 Registration No. 333-130663
Dear Mr. Owings:
We are in receipt of your letter dated May 18, 2006 providing comments Amendment No. 2 to Registration Statement on Form SB-2 filed May 3, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. Also enclosed for your review and in connection with our responses to your comments is Pre-Effective Amendment No. 3 to Form SB-2, which has been redlined to mark our changes and updates.
Management’s Discussion and Analysis and Plan of Operation, page 25
Exploration of Biomass as an Alternative Energy Source to Natural Gas, page 27
1.      We note your response to comment 4 in our letter dated March 27, 2006. We also note the changes you have made to your registration statement. However, it appears that your related biomass disclosures in your registration statement and free writing prospectus are inconsistent. The disclosure in your free writing prospectus sets forth the advantages that you will obtain from using biomass, while your registration statement is less definitive on the advantages of biomass and whether you will actually use it. Please revise to provide consistent disclosure concerning your use of biomass.
          RESPONSE: We have revised our biomass disclosures in the registration statement as requested.

Exhibit 5.1
2.      We note your response to comment 11 in our letter dated March 27, 2006. We note that you have made your legal opinion effective as of the effective date of the registration statement. We further note that you limited your opinion to the facts and documents as they exist as of the date of your opinion. It appears that two statements contradict each other. In this regard, it will still be necessary for counsel to file an opinion dated as of the effective date.
          RESPONSE: Our counsel will file its opinion dated as of the effective date.
Indication of Interest Form
3.      We note your response to comment 12 in our letter dated March 27, 2006. We have reviewed your Indication of Interest page found on your website and we note that paragraphs one and two require potential investors to acknowledge that they have reviewed the prospectus, including specific sections of the prospectus. For this reason, we reissue our comment.
          RESPONSE: We have revised our indication of interest page on the website as requested.
Additional Updates and Changes by the Registrant
          We have updated our financial statements to include un-audited financial statements and notes thereto for the quarter ended March 31, 2006. Accordingly, we have updated our financial disclosures throughout the registration statement.
Other Non-Substantive Revisions
          In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Status of Review of Form SB-2 by the Florida and Georgia Securities Departments
Florida — Pending.
Georgia - Pending.

Sincerely,

FIRST UNITED ETHANOL, LLC

By:	/s/ Murray Campbell

Murray Campbell, President and Chairman

cc:	Florida Financial Services Commission Georgia Securities and Business Regulation Division